Exhibit 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1	Name of the issuer ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985? or
(iii) both (i) and (ii)

			(ii) ONLY

3	Name of person discharging managerial responsibilities/director i) ANDREW KENNETH HASTE ii) MARK GEORGE CULMER iii) MARK RICHARD CHAMBERS iv) JOHN ALAN NAPIER	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest (1) SHAREHOLDERS NAMED IN 3	6	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 27.5P EACH

7	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them i) ANDREW KENNETH HASTE – 654,325 ii) MARK GEORGE CULMER – 99,040 iii) MARK RICHARD CHAMBERS – 2,740 iv) JOHN ALAN NAPIER – 285,478	8	State the nature of the transaction SCRIP DIVIDEND

9	Number of shares, debentures or financial instruments relating to shares acquired i) ANDREW KENNETH HASTE – 11,751 ii) MARK GEORGE CULMER – 1,779 iii) MARK RICHARD CHAMBERS – 49 iv) JOHN ALAN NAPIER – 5,127	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

i) ANDREW KENNETH HASTE – 0.0004%
ii) MARK GEORGE CULMER – 0.00006%
iii) MARK RICHARD CHAMBERS – 0.0000016%
			iv) JOHN ALAN NAPIER – 0.00017%

11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13	Price per share or value of transaction 94.1P	14	Date and place of transaction 30 NOVEMBER 2005

15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) i) ANDREW KENNETH HASTE – 666,076 ii) MARK GEORGE CULMER – 100,819 iii) MARK RICHARD CHAMBERS – 2,789 iv) JOHN ALAN NAPIER – 290,605	16	Date issuer informed of transaction 30 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18	Period during which or date on which it can be exercised

19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

21	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options held following notification

23	Any additional information	24	Name of contact and telephone number for queries LVA SIMMS 020 7111 7071

Name and signature of duly authorised officer of issuer responsible for making notification

JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification       1 DECEMBER 2005